

Filed pursuant to Rule 497(a)
File No. 333-218611
Rule 482ad

Eagle Point Credit Company Inc. (NYSE: ECC) has a primary investment objective to generate high current income, with a secondary objective to generate capital appreciation through investing primarily in equity and junior debt tranches of collateralized loan obligations (CLOs). ECC currently pays **monthly distributions** of $0.20 per common share.

ECC Highlights	
CLO Equity is an Attractive Asset Class	▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to **senior secured loans** ▪ The Credit Suisse Leveraged Loan Index has generated **positive total returns** in 25 of the past 27 years[1]
Specialized Investment Team	▪ Eagle Point is **exclusively focused on CLO securities** and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ Eagle Point pursues a differentiated **private equity style** investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions

ECC By the Numbers

14.9%
Current **Distribution Rate**[2]

$0.20
Monthly **Distribution**[2]

16 Average Years of CLO **Experience** of Senior Investment Team

97.5% Exposure to **Floating Rate** Senior Secured Loans[3]

Number of Underlying **Loan Obligors**[3]
1,481

Number of **CLO Equity Securities**[4]
70

Cumulative Distributions per Share [2]



ECC is a publicly traded externally managed closed-end management investment company registered under the Investment Company Act of 1940.

ECC's investment adviser, Eagle Point Credit Management LLC, is a specialist asset manager focused on CLOs, offering investors a professionally managed and diversified exposure to the asset class. Eagle Point has $2.4 billion of AUM[4] managed on behalf of institutional, high net worth, and retail investors.

For more information, please visit **www.eaglepointcreditcompany.com** or call (203) 340-8510

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

(2) Based on ECC's closing market price of $15.60 per share on January 31, 2019 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital for U.S. GAAP purposes. For the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 32.1%, 5.9% and 5.8%, respectively. Additionally, for the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 1.7%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. The foregoing reflects estimates made by the Company for U.S. GAAP purposes; the tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) As of December 31, 2018. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Depending on when the information was received, the data may reflect a lag in the information reported. As such, this data may not be representative of current or future holdings.

(4) As of December 31, 2018.

Investors should consider ECC's investment objectives, risks, charges and expenses carefully before investing in securities of the Company.